                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.  20549


                                 SCHEDULE 13D

                  Under the Securities Exchange Act of 1934

                              (Amendment No. 7)*

                        Intek Diversified Corporation
- --------------------------------------------------------------------------------
                               (Name of Issuer)


                    Common Stock, par value $.01 per share
- --------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                 458134 10 3
                            ----------------------
                                (CUSIP Number)


                              Nicholas R. Wilson
                                   Chairman
                        Intek Diversified Corporation
                      5800 West Jefferson Boulevard
                        Los Angeles, California 90016
                                (310) 366-7703
- --------------------------------------------------------------------------------
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)


                                 June 1, 1995
           -------------------------------------------------------
           (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 3d-(a) for other parties to whom copies are to be sent.





__________________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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
  CUSIP NO. 458134 10 3                            13D                                                      PAGE 2 OF 4 PAGES
            -----------
     1      NAME OF REPORTING PERSONS
            S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

            Simmonds Communications Ltd.

     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [ ]
                                                                 (b) [ ]

     3      SEC USE ONLY




     4      SOURCE OF FUNDS*

            n/a

     5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEM 2(d) or 2(e)                  [ ]

     6      CITIZENSHIP OR PLACE OF ORGANIZATION

            Canada

                            7     SOLE VOTING POWER

                                  1,858,850
       NUMBER OF
         SHARES             8     SHARED VOTING POWER
      BENEFICIALLY
        OWNED BY                      --
     EACH REPORTING
      PERSON WITH           9     SOLE DISPOSITIVE POWER

                                  1,858,850

                           10     SHARED DISPOSITIVE POWER

                                      --

    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            1,858,850


    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [ ]

    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            20.9%

    14      TYPE OF REPORTING PERSON*

            CO

                                                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


CUSIP NO. 458134 10 3                                           Page 2 of 4 Pages

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                                 SCHEDULE 13D


  The Schedule 13D filed on March 7, 1994 (the "Schedule 13D") and amended on March 29, 1994 ("Amendment No. 1"), on July 22, 1994 ("Amendment No. 2"), on September 23, 1994 ("Amendment No. 3"), on April 10, 1995 ("Amendment No. 4"), on May 10, 1995 ("Amendment No. 5"), and on June 5, 1995 ("Amendment No. 6") on behalf of Simmonds Communications Ltd. ("SCL") is hereby amended as follows:

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
         -------------------------------------------------

         Item 3 is amended by deleting the second sentence thereof and inserting in its stead the following:

                After the disposition of 852,000 shares of Common Stock described in Item 5 subparts (c), (h), (i), (j) and (k), SCL is the beneficial owner of 1,858,850 shares of Common Stock.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.
         ------------------------------------

         Item 5 is amended as follows:

                Delete the initial reference to 1,965,850 in the first sentence thereof and insert in its stead the following: 1,858,850.

                Insert a new subparagraph (k) as follows:

                        (k) On June 1, 1995, Extra Clearing B.V. exercised a portion of the options granted to it by SCL to acquire 107,000 shares of Common Stock reducing SCL's total holdings to 1,858,850 shares of Common Stock (20.9% of the total outstanding shares of Common Stock), subject to various contracts and arrangements.

                Delete the penultimate sentence of Item 5 and insert in its stead the following:

                        As of June 1, 1995, SCL beneficially owned 1,858,850 shares of Common Stock, subject to various contracts and arrangements. See Item 6.





CUSIP NO. 458134 10 3         Page 3 of 4 Pages
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                                   SIGNATURE

   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth herein is true, complete and correct.


         SIMMONDS COMMUNICATIONS LTD.




         June 8, 1995
         ----------------------------------------------------------------------
                                    (Date)

         /s/David O'Kell
         ----------------------------------------------------------------------
                                 (Signature)


         David C. O'Kell, Executive Vice President and Secretary
         ----------------------------------------------------------------------
                                 (Name/Title)





CUSIP NO. 458134 10 3         Page 4 of 4 Pages